1275 Pennsylvania Ave., NW Washington, DC 20004-2415 tel 202.383.0100 fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

Internet:: Cynthia.Krus@sutherland.com

June 10, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN: James O’Connor, Esq.

Re: FS Investment Corporation – Post-Effective Amendment No. 2 to Registration Statement on Form N-2

Dear Mr. O’Connor:

FS Investment Corporation (the “Company”) previously filed a registration statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) which was brought effective on September 18, 2008 for the registration of up to 150,000,000 shares of common stock of the Company under the Securities Act of 1933 (the “Securities Act”). A post-effective amendment was filed on November 13, 2008 solely for the purpose of filing an exhibit to the Registration Statement. Today, on behalf of the Company, we filed a post-effective amendment to the Registration Statement (“Post-Effective Amendment No. 2”) primarily to update the financial statements of the Company as required by Section 10(a)(3) of the Securities Act and to provide updates relating to the investment portfolio and fundraising efforts of the Company since it commenced its public offering.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 2 selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 2 is substantially similar to the disclosure contained in the Company’s Registration Statement which was brought effective on September 18, 2008, except for the updating of financial information and certain other data as noted above.

Under separate cover, we will provide you with clean and marked courtesy copies of Post-Effective Amendment No. 2. If you have any questions or comments please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Michael C. Forman
Steven B. Boehm, Esq.

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